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August 11, 2005	WRITER'S DIRECT NUMBER: (317) 236-2289 DIRECT FAX: (317) 592-4666 INTERNET: Stephen.Hackman@icemiller.com

VIA EDGAR AND FAX

Jennifer Hardy, Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, Northeast
Mail Stop 7010
Washington, DC 20549

    Re:
    Haynes International, Inc.
    Form S-1/A filed August 5, 2005
    File No. 333-124977

Dear Ms. Hardy:

        On behalf of our client, Haynes International, Inc. (the "Company"), this letter responds to the Staff's comment on the above-referenced filing ("Amendment No. 2") provided to Francis J. Petro by letter dated August 10, 2005. For your convenience, the subheadings and order of responses set forth below correspond with the subheadings and order set forth in the Staff's comment letter. The Staff's comment is in bold. The page numbers in this letter refer to the respective pages of Amendment No. 2.

Form S-1/A filed August 5, 2005

Selling Stockholders, page 74

1.
We note your response to prior comment four. Please tell us what consideration you gave to the staff position regarding the use of the exemption in Securities Act section 3(a)(10) and resales of securities received pursuant to section 3(a)(10) set forth in Staff Legal Bulletin 3 dated October 20, 1999. In particular, you should address how subsequent resales of the common shares to JANA Partners LLC and Third Point Funds pursuant to the exemption provided by Section 4(1 1/2) of the Securities Act comply with the position set forth in Staff Legal Bulletin 3, Section 5. Also, please tell us the name of the party or parties that sold the shares to JANA Partners LLC and Third Point Funds. In addition, please tell us when each of these selling stockholders acquired their shares.

  The Company supplementally advises the Staff that the affiliates of the Company who are described on page 74 as selling shares of the Company's common stock to JANA Partners LLC ("JANA") and to the holders who ultimately sold to Third Point Funds ("Third Point") acquired such shares of the Company's common stock in the reorganization pursuant to Section 1145 of the United States Bankruptcy Code, as amended ("Section 1145"), not pursuant to Section 3(a)(10) of the Securities Act. The disclosure on page 74 of the prospectus will be revised to reflect this fact. Because the shares were not issued in reliance upon the Section 3(a)(10) exemption, the position of the Staff set forth in Staff Legal Bulletin 3, Section 5 is not applicable to the sales by those shareholders.

  We have been informed by the selling stockholders that JANA acquired shares of the Company's common stock from Fidelity Advisor Series II: Fidelity High Income Advantage Fund and the other affiliates of Fidelity Management & Research Company named as selling stockholders in Amendment No. 2 (collectively, the "Fidelity Entities") in two separate private transactions in January and February 2005. Additionally, the selling stockholders have informed us that Third Point acquired shares of the Company's common stock from Harbert Distressed Investment Master Fund, Ltd. and Alpha US Sub Fund VI, LLC in a single private transaction in July 2005. Harbert Distressed Investment Master Fund and Alpha US purchased the shares sold to Third Point in a private transaction with LC Master Fund that occurred in March 2005.

  In each case the securities transferred were restricted securities that had originally been issued pursuant to Section 1145(a), in connection with the Company's emergence from bankruptcy on August 31, 2004. Subject to certain restrictions under the Securities Act on sales by affiliates, the shares of the Company's common stock issued under the plan of reorganization (and Section 1145(a)) are freely transferrable by most recipients following distribution under the plan of reorganization, and all resales and subsequent transactions in such shares are exempt from registration under federal and state securities laws, unless the holder is an "underwriter" with respect to such shares of common stock. Section 1145(b)(1) of the Bankruptcy Code defines four types of "underwriters:" (i) persons who purchase a claim against, an interest in, or a claim for an administrative expense against the debtor with a view to distributing any securities received in exchange for such a claim or interest; (ii) persons who offer to sell securities offered under a plan for the holders of such securities; (iii) persons who offer to buy such securities from the holders of such securities, if the offer to buy is (A) with a view to the distribution of such securities or (B) made under a distribution agreement; and (iv) a person who is an "issuer" with respect to the securities, as the term "issuer" is defined in Section 2(11) of the Securities Act. We have been informed by the selling stockholders that neither LC Master Fund nor the Fidelity Entities purchased a claim against, an interest in, or a claim for an administrative expense against the Company with a view to distributing any securities received in exchange for such a claim or interest; offered to sell securities offered under the plan of reorganization for the holders of such securities; or offered to buy such securities from the holders of such securities with a view to the distribution of such securities or under a distribution agreement.

  LC Master Fund and the Fidelity Entities were bondholders of the Company and received shares of the Company's common stock in consideration for their pre-existing debt claims and in the case of one of the Fidelity Entities, its former ownership of equity in the pre-reorganized Haynes International, Inc. As a result of the issuance of shares of the Company's common stock pursuant to the plan of reorganization, each of LC Master Fund and, collectively, the Fidelity Entities owned more than 10% of the outstanding equity. Neither LC Master Fund nor the Fidelity Entities have had any management involvement with the Company nor have they participated in the distribution of the securities following the reorganization, and, in each case, they held the securities they received in the reorganization for several months following the Company's emergence from bankruptcy. In addition, they did not have any seats on the Board of Directors or rights to place anyone on the Board of Directors. However, they believed that the size of their equity position in the Company tainted the ownership of their securities such that they could each be deemed to be an affiliate of the Company. LC Master Fund and the Fidelity Entities believed that this deemed affiliate status could cause them to be "underwriters" for purposes of Section 1145(b)(1), requiring them to find an exemption from registration for any sales of the Company shares. The resale safe-harbor of Rule 144 was not available to these holders because of the Company's lack of reporting status with the SEC and the relatively limited duration for which they held their shares (i.e. less than one year). Rule 144 is not the exclusive means for affiliates to sell restricted securities.1 Therefore, LC Master Fund and the Fidelity Entities believed it was instead appropriate to rely on the Section 4(1 1/2) exemption from registration. In each of the subsequent trades, the sellers disclosed to the buyers that the securities were restricted. The buyers were provided with the same information that was then publicly available regarding the financial performance of the Company and made the representations and undertakings described on page 74 of the prospectus. The buyers accepted ownership of the securities in full recognition that

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  the securities would not be freely transferable and in some cases their holding periods for Rule 144 purposes would start anew.

Very truly yours,
ICE MILLER
/s/ Stephen J. Hackman Stephen J. Hackman

1
Professor J. William Hicks, noted commentator on resales of restricted securities, has written that, "A controlling person . . . who is denied an exemption under the Bankruptcy Code because of Section 1145(b)(1)(D) must look to the Securities Act for a possible exemption, such as Rule 144, if he intends to resell the securities without filing a registration statement." Hicks, Exempted Transactions Under the Securities Act of 1933 § 3:88 (2005) (emphasis added).

cc:
Francis J. Petro
Marcel M. Martin

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Form S-1/A filed August 5, 2005